Items To Be Included In This Report

Section 5	Corporate Governance and Management
Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

At the regularly scheduled meeting of the Board of Directors of the Company held on December 15, 2005, the Company’s Bylaws were amended to add an attendance requirement for directors to provide a maximum age for service as directors and to provide for the position of Director Emeritus.

Article III of the Bylaws is amended to add new Sections 15 and 16 to read, in their entireties, as follows:

Section 15. Director Attendance. All members of the Board of Directors shall attend at least 75 percent of the meetings of the Board of Directors and Committees of which a director is a member, unless extenuating circumstances are deemed by the remaining directors as just cause for absences from attendance, in which event such absences shall not be counted in calculating the attendance requirement. Should a director attend less than 75 percent of the meetings of the Board of Directors during any given year, the Board of Directors may withhold future nominations of that person, may change the status of that person to director emeritus (if the person otherwise qualifies), may withhold retainers or fees due to such directors or may take any other action deemed by the Board of Directors as necessary or advisable.

Section 16. Director Emeritus. Upon reaching age 75, a director shall no longer be eligible to serve as director but may be appointed to an Emeritus status. A Director Emeritus is not a voting member of the Board of Directors and does not have duties, responsibilities or the powers of an active director. Directors Emeriti are not counted as members of the Board of Directors for purposes of determining a quorum. Directors Emeriti may, with the consent of the Board, enjoy the contacts and privileges of being closely associated with the Board of Directors, sitting in on all deliberations and being given the opportunity to voice their opinion, all without having any obligation to attend any meetings and without having any obligations of assuming any responsibility for the actions of the Board. Directors Emeriti may receive an annual compensation with said amount to be determined, on an individual basis, by the Board, based upon the Director Emeritus’ contribution to the bank. In the event that a director of the Corporation has served for 15 years as such but has not attained the age of 75, such director may, upon application to the Board of Directors, voluntarily move to emeritus status. This section of the Bylaws will not apply as mandatory for any members of the Board of Directors as of the date of adoption of this section, or December 15, 2005.

These amendments to the Company’s Bylaws were adopted by the Board of Directors on December 15, 2005, and became effective upon acknowledgment by the West Virginia Division of Banking on December 16, 2005.